Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom

12 May 2017

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States

Subject:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Rio Tinto plc has made disclosure pursuant to those provisions in its report on Form 6-K, which was filed with the Securities and Exchange Commission on 12 May 2017.

Respectfully,

/s/ Steve Allen

Steve Allen

Company Secretary